EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2012

Income before provision for income taxes and fixed charges (Note A)	$135,011,688

Fixed charges:
Interest on long-term debt	$42,602,300
Interest on short-term debt	85,221
Other interest	62,946
Rental expense representative of an interest factor (Note B)	6,154,887

Total fixed charges	$48,905,354

Ratio of earnings to fixed charges	2.76X

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).